

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 28, 2009

Mr. Michael J. Shea
Chief Financial Officer
MAC-GRAY Corporation
404 Wyman Street, Suite 400
Waltham, MA 02451

 RE: MAC-GRAY Corporation
  Form 10-K for Fiscal Year Ended December 31, 2007
  Filed March 14, 2008
  File No. 1-13495

Dear Mr. Shea:

 We have reviewed your supplemental response letter dated January 16, 2009, in response to our comment letter dated December 17, 2008, as well as your filing and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006, page 20

Income from operations, page 22

1. We note in your response to comment one that you state the items you are excluding items in the non-GAAP measures that would not continue to impact the company's financial results and you provide two specific instances in which management uses these measures. Your disclosure needs to be expanded to include this information as well as full consideration of the other factors listed in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 8, found at the following link http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please advise us and provide us with a draft of your revised disclosure.

We also noted that the income from operations, as adjusted, on page 28 excludes non-cash compensation in 2006, while that same measure for 2006 on page 23 does not exclude that amount. The use of non-GAAP measures should be consistent and comparative. Please advise us as to why these are different and confirm that in future filings your measures will be consistent and comparative.

Item 9A. Controls and Procedures, page 40

2. We note your response to comment three. In your amended Form 10-K for the fiscal year ended December 31, 2007, please disclose your explanation of why management continues to conclude that disclosure controls and procedures were effective at year-end.

Notes to the Consolidated Financial Statements

Significant Accounting Policies, page F-10

3. We note in your response to comment four you state each account in the equipment portfolio is monitored for actual net cash collections per machine per month and those procedures are performed to determine if there is a triggering event. You also note in the draft disclosure that if a triggering event has occurred, the carrying value of the fixed asset portfolio is assessed using current and future undiscounted cash flows over the remaining life of the contracts and any expected renewals. However it is your policy to consider the cash flows of the company contracts in determining whether those contract rights are impaired. Please advise us as to what cash flows you are using in each analysis. And if they are the same why that is appropriate given they are used to support the value of two different assets.

*   *   *   *

       Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

       Sincerely,

       Larry Spirgel
       Assistant Director